Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
September 7, 2005.

Item 3	News Release
The news release was disseminated on September 7, 2005 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report that ongoing drilling at its wholly-owned Pitarrilla project in Mexico has been successful in substantially extending the strike length of the Breccia Ridge/South Ridge Zone, defining the Javelina Creek Zone and intersecting a fifth silver zone. The wholly-owned property is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango and is easily accessible by road.

Item 5	Full Description of Material Change
See attached news release 05-17.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
September 7, 2005.

September 7, 2005	Trading Symbols:
News Release 05-17	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD EXTENDS STRIKE LENGTH OF THE BRECCIA RIDGE ZONE AT

PITARRILLA SILVER PROJECT IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that ongoing drilling at its wholly-owned Pitarrilla project in Mexico has been successful in substantially extending the strike length of the Breccia Ridge/South Ridge Zone, defining the Javelina Creek Zone and intersecting a fifth silver zone. The wholly-owned property is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango and is easily accessible by road.

Highlights from the ongoing program include:

•	Diamond drill hole PD-30 at Breccia Ridge which intersected:

o          275 feet averaging 3.8 ounces of silver per ton (83.8 meters averaging 130.2 grams of silver per tonne), 1.55% zinc and 0.58% lead, including 92.5 feet of 9.0 ounces of silver per ton (28.2 meters averaging 308.6 grams of silver per tonne), 1.03% zinc and 0.74% lead;

•	Diamond drill hole PD-33 on South Ridge which intersected:

o          250 feet averaging 2.7 ounces of silver per ton (76.2 meters averaging 93.8 grams of silver per tonne);

•	Reverse circulation hole BP-140 on South Ridge which intersected:

o          141.1 feet averaging 7.8 ounces of silver per ton (43 meters averaging 266.5 grams of silver per tonne), including 29.5 feet of 21.9 ounces of silver per ton (9.0 meters averaging 751.9 grams of silver per tonne); and,

•     Reverse circulation hole BP-167 at the Saddle Zone, a new silver zone located approximately 500 meters north of Breccia Ridge, which intersected:

o          91.9 feet averaging 4.5 ounces of silver per ton (28.0 meters averaging 154.0 grams of silver per tonne).

Drilling between the previously designated Breccia Ridge and South Ridge zones intersected mineralization, linking the two zones and extending the total strike length to over 1,100 meters. The combined zone is open along strike and at depth.

The company has also completed infill drilling at the recently discovered Javelina Creek Zone. This zone of near-surface mineralization, which measures approximately 200 meters by 300 meters, is located about one kilometer northeast of the Breccia Ridge Zone.

With the newly discovered Saddle Zone intersected in hole BP-167, the Pitarrilla project now hosts five drill-defined zones of silver mineralization and includes the Cordon Colorado and Peña Dyke zones (for which resource estimates have been completed), Breccia Ridge/South Ridge, Javelina Creek, and Saddle zones.

Exploration work for the remainder of 2005 will be concentrated on extension and infill drilling of the Breccia Ridge/South Ridge Zone, further drilling at the Saddle Zone, and detailed examination of other areas nearby where anomalous values in silver and gold have been identified.

Silver Standard reported the discovery of silver mineralization at Pitarrilla in late 2003. Last fall, following 129 reverse circulation drill holes at the Cordon Colorado and Peña Dyke zones, the company reported indicated silver resources totaling 16.5 million tonnes grading 113.5 grams of silver per tonne (60.2 million ounces of silver) and inferred silver resources of 4.8 million tonnes grading 85.1 grams of silver per tonne (13.1 million ounces of silver). Engineering studies and metallurgical testwork are ongoing.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard Resources Inc. is a well-financed silver resource company with $29.7 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $21.9 million at August 31, 2005. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

Selected Pitarrilla Drill Results - September 2005*
Hole No.	Location	Dip/ Azimuth	From	To	Interval	Silver Grade	Interval	Silver Grade
	(UTM)		(in meters)	(in meters)	(in meters)	(in grams/tonne)	(in feet)	(in oz./ton)
Breccia Ridge/South Ridge Zones
PD-28(1)	503780E 2811179N	50°/246°	0.0	88.8	88.8	58.3	291.2	1.7
incl.			53.3	71.6	18.3	94.9	60.0	2.8
and			125.0	216.4	91.4	99.4	300.0	2.9
incl.			179.3	199.7	20.3	225.3	66.7	6.6
and			216.4	285.0	68.6	31.7	225.0	0.9
PD-29	503732E 2811255N	50°/245°	73.3	93.0	19.7	49.5	64.5	1.4
PD-30	503793E 2811251N	65°/247.5°	103.6	129.5	26.0	55.8	85.2	1.6
and			146.3	230.1	83.8	130.2	275.0	3.8
incl.			162.3	190.5	28.2	308.6	92.5	9.0
and			333.8	336.8	3.0	920.3	10.0	26.8
PD-31	503864E 2810948N	50°/244.5°	33.3	64.0	30.8	44.9	100.9	1.3
			137.6	164.3	26.7	49.7	87.7	1.4
PD-32	503964E 2811036N	50°/244°	111.3	153.9	42.7	77.7	140.0	2.3
			284.0	306.3	22.3	40.2	73.3	1.2
PD-33	504063E 2810729N	65°/246°	15.2	24.1	8.9	94.2	29.1	2.7
			157.0	233.2	76.2	93.8	250.0	2.7
PD-34	504169E 2810569N	60°/245°	29.8	74.8	45.0	149.1	147.7	4.3
			86.9	98.0	11.1	53.6	36.5	1.6
PD-35	503720E 2811403N	50°/240°	112.8	144.8	32.0	23.0	105.0	0.7
			193.6	224.1	30.5	27.8	100.1	0.8
PD-36	503988E 2810910N	50°/245°	103.6	120.1	16.5	36.3	54.1	1.1
			254.2	266.4	12.2	43.4	40.0	1.3
PD-37	504147E 2810280N	50°/51°	68.9	72.6	3.7	221.6	12.0	6.5
			127.9	144.8	16.9	139.1	55.3	4.1
			295.9	305.8	9.9	40.9	32.5	1.2
BP-140	504108E 2810638N	60°/245°	0.0	43.0	43.0	266.5	141.1	7.8
incl.			11.0	20.0	9.0	751.9	29.5	21.9
BP-141	504194E 2810566N	50°/65°	No significant mineralization
BP-142	504166E 2810570N	60°/245°	25.0	66.0	41.0	163.0	134.5	4.8

Saddle Zone
BP-167	503957E 2811894N	50°/270°	18.0	46.0	28.0	154.0	91.9	4.5

Javelina Creek Zone
BP-144	504666E 2811637N	50°/120°	0.0	26.0	26.0	108.4	85.3	3.2
			81.0	88.0	7.0	96.1	23.0	2.8
BP-145	504598E 2811674N	50°/120°	1.0	25.0	24.0	217.2	78.7	6.3
			45.0	90.0	45.0	149.0	147.6	4.3

BP-146	504389E 2811878N	50°/305°	3.0	46.0	43.0	69.0	141.1	2.0
			58.0	86.0	28.0	75.3	91.9	2.2
BP-147	504331E 2811855N	50°/270°	6.0	17.0	11.0	117.2	36.1	3.4
			86.0	89.0	3.0	55.5	9.8	1.6
BP-148	504262E 2811945N	50°/305°	31.0	44.0	13.0	62.7	42.7	1.8
			52.0	70.0	18.0	76.6	59.1	2.2
			74.0	85.0	11.0	66.5	36.1	1.9
BP-149	504408E 2811789N	45°/115°	No significant mineralization
BP-150	504424E 2811716N	50°/300°	0.0	24.0	24.0	75.0	78.7	2.2
BP-151	504560E 2811637N	50°/330°	0.0	6.0	6.0	89.4	19.7	2.6
			32.0	35.0	3.0	118.3	9.8	3.4
			59.0	68.0	9.0	38.3	29.5	1.1
BP-152	504633E 2811593N	50°/330°	27.0	77.0	50.0	198.8	164.0	5.8
BP-153	504624E 2811571N	50°/150°	0.0	8.0	8.0	139.3	26.2	4.1
BP-154	504303E 2811727N	50°/125°	No significant mineralization
BP-155	504427E 2811497N	50°/120°	34.0	37.0	3.0	217.9	9.8	6.4
			48.0	52.0	4.0	78.8	13.1	2.3
BP-156	504483E 2811455N	50°/120°	9.0	50.0	41.0	93.8	134.5	2.7
BP-157	504531E 2811439N	50°/120°	0.0	6.0	6.0	134.6	19.7	3.9
			14.0	24.0	10.0	51.8	32.8	1.5
BP-158	504457E 2811538N	50°/120°	46.0	68.0	22.0	37.0	72.2	1.1
			83.0	88.0	5.0	51.9	16.4	1.5
BP-159	504516E 2811494N	50°/120°	6.0	13.0	7.0	197.5	23.0	5.8
BP-160	504590E 2811469N	50°/120°	0.0	14.0	14.0	283.2	45.9	8.3
BP-161	504663E 2811471N	50°/120°	0.0	12.0	12.0	89.1	39.4	2.6
			35.0	45.0	10.0	46.4	32.8	1.4
			75.0	80.0	5.0	92.5	16.4	2.7
BP-162	504725E 2811281N	50°/160°	No significant mineralization
BP-163	504820E 2811236N	50°/160°	0.0	15.0	15.0	32.3	49.2	0.9
BP-164	505024E 2811124N	75°/150°	7.0	13.0	6.0	50.5	19.7	1.5
BP-165	504786E 2811251N	75°/150°	0.0	25.0	25.0	96.4	82.0	2.8
incl.			6.0	20.0	14.0	117.1	45.9	3.4
BP-166	504991E 2812121N	50°/270°	2.0	12.0	10.0	81.4	32.8	2.4
			33.0	45.0	12.0	273.4	39.4	8.0
BP-168	504574E 2811536N	50°/300°	0.0	4.0	4.0	66.6	13.1	1.9
BP-169	504623E 2811505N	50°/300°	0.0	13.0	13.0	113.4	42.7	3.3
			0.0	5.0	5.0	203.8	16.4	5.9
			63.0	68.0	5.0	81.9	16.4	2.4
BP-170	504679E 2811491N	50°/300°	No significant mineralization
BP-171	504628E 2811468N	50°/120°	0.0	12.0	12.0	125.6	39.4	3.7
			68.0	88.0	20.0	59.4	65.6	1.7

BP-172	504594E 2811426N	50°/120°	6.0	9.0	3.0	66.5	9.8	1.9
BP-173	504230E 2811805N	-50°/120°	49.0	51.0	2.0	110.0	6.6	3.2
BP-174	504120E 2811900N	-50°/120°	No significant mineralization
BP-175	504290E 2811910N	-50°/300°	48.0	51.0	3.0	89.2	9.8	2.6
			67.0	69.0	2.0	165.5	6.6	4.8
			85.0	89.0	4.0	115.1	13.1	3.4
BP-176	504480E 2811680N	-50°/300°	48.0	53.0	5.0	101.1	16.4	2.9
			64.0	84.0	20.0	88.2	65.6	2.6
			97.0	102.0	5.0	95.8	16.4	2.8
BP-177	504562E 2811638N	-50°/40°	0.0	18.0	18.0	87.2	59.1	2.5
			48.0	57.0	9.0	152.1	29.5	4.4
			67.0	83.0	16.0	53.1	52.5	1.5

*True thicknesses to be determined. (1) Top of PD-28 previously reported.

Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Guadalajara, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.